March 18, 2019

Paul Birkett
Managing Member
AF 2018 NPL A LLC
228 Park Avenue South #67157
New York, NY 10003

       Re: AF 2018 NPL A LLC
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed March 6, 2019
           File No. 024-10947

Dear Mr. Birkett:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A Submitted March 6, 2019

Part III   Exhibits, page 49

1. Please file all non-public correspondence submitted by or on behalf of you related to your draft offering statement pursuant to Item 15(a) of Part III of Form 1-A. Submission of an
       amendment with such correspondence filed as an exhibit will begin the running of the 21-
       day pre-qualification period. Refer to Rule 252(d) of Regulation A and Securities Act
       Compliance and Disclosure Interpretation 182.01 for guidance.
       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.
 Paul Birkett
AF 2018 NPL A LLC
March 18, 2019
Page 2
                                 Sincerely,
FirstName LastNamePaul Birkett
                                 Division of Corporation Finance
Comapany NameAF 2018 NPL A LLC
                                 Office of Financial Services
March 18, 2019 Page 2
cc:       Michael Zimmerman
FirstName LastName